CONTACTS:
Angus C. Morrison
Sr. VP & Chief Financial Officer
(770) 822-4295

FOR IMMEDIATE RELEASE

November 12, 2002

NATIONAL VISION REPORTS THIRD QUARTER AND NINE-MONTH RESULTS FOR THE PERIOD ENDED SEPTEMBER 28, 2002

LAWRENCEVILLE, GEORGIA – National Vision, Inc., a national retail optical company, today announced results for the third quarter and nine months ended September 28, 2002.

For the quarter, the Company recorded net sales of $61.7 million and gross profit of $34.4 million, versus net sales and gross profit of $59.7 million and $33.6 million, respectively, recorded in the comparable period last year.  Comparable store sales from domestic stores increased by 2.0% from levels recorded in the comparable period last year.  Earnings before interest, taxes, depreciation, and amortization (EBITDA) in the current period were $7.0 million, down slightly from pro forma EBITDA of $7.2 million achieved in the comparable period last year.  At the end of the third quarter, the Company operated 518 vision centers, versus 505 vision centers at the end of the third quarter a year ago.  Of the Company’s current vision centers, 399 are in domestic Wal-Mart stores, 37 are in Wal-Mart de Mexico stores, 58 are located in Fred Meyer stores, and 24 are in military bases throughout the United States.

For the nine months ended September 28, 2002, net sales were $185.6 million and gross profit was $103.5 million, versus pro forma net sales and gross profit of $180.7 million and $100.7 million, respectively, recorded in the comparable period last year from the Company’s continuing operations.  Comparable store sales for our domestic stores that are part of continuing operations were up 1.5% from levels recorded in the comparable period last year.  Earnings before interest, taxes, depreciation, and amortization (EBITDA) declined slightly in the current period to $21.0 million from pro forma EBITDA of $21.6 million in the comparable period a year ago.

All references to pro forma results in this release refer to results of the Company’s current vision centers after giving effect to the dispositions made during the Company’s reorganization process as if they had occurred at the beginning of the periods indicated.  Additionally, pro forma results are prior to restructuring and reorganization costs incurred during the bankruptcy proceedings, as well as significant non-cash provisions.  A reconciliation between pro forma results and historical results presented in the Company’s 2002 third quarter 10-Q is set forth in the attached financial tables.

The Company made significant cash payments during the third quarter of 2002, including a principal repayment of $4.2 million, a semi-annual interest payment of $6.7 million and cash payments of approximately $1.2 million for the redemption of bonds.  These payments were funded from current cash balances and cash flow from operations.  After making these payments, the Company had cash balances at September 28 of $6.1 million.

The Company adopted “fresh start” accounting on June 2, 2001.  The attached Pro Forma Condensed Consolidated Statements of Operations present pro forma information for the continuing businesses. Due to the fresh start accounting and the disposition of unprofitable store operations, the results since June 2, 2001 are generally not comparable to periods prior to this date.

The Company further disclosed that each of its Chief Executive Officer and its Chief Financial Officer have signed the certification called for under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 and that the Company will file the certifications with the Securities and Exchange Commission.

The general public can access the Company’s third quarter 2002 10-Q via the Company’s web site at www.nationalvision.com.  No Investor Relations Conference Call will be held.  Additionally, the general public can access all of the Company’s public documents filed with the Securities and Exchange Commission (“SEC”) via their web site at their site at www.sec.gov.   The Company's common stock and senior notes are listed on the American Stock Exchange. The common stock of the Company trades under the symbol “NVI” and the senior notes trade under the symbol “NVI.A”.

- FINANCIAL TABLES TO FOLLOW -

This release includes statements concerning the Company's plans, beliefs and expectations for future periods.  These “forward-looking statements” may be identified by the use of words such as “intends,” “contemplates,” “believes,” “anticipates,” “expects,” “should,” “could,” “would” and words of similar import.  These forward-looking statements involve known and unknown risks and uncertainties that could cause actual results to differ materially from the expectations expressed or implied in such statements.  With respect to such forward-looking statements and others that may be made by, or on behalf of, the Company, the factors described as "Risk Factors" in the Company's Report on Form 8-K, filed on May 15, 2002, could materially affect the Company's actual results.

These risks and uncertainties include, among others, impaired relationships with the Company’s vendors or customers as a result of the Company’s recent emergence from bankruptcy, the Company’s high leverage and its potential inability to repay its debt, an adverse change in the Company’s relationship with Wal-Mart, changes in economic conditions (including an increase in interest rates), financial markets or customer demand, the level of competition in the retail eyecare industry, federal and state regulation of the healthcare and insurance industries (particularly in California), the Company's financial condition and other risks and uncertainties set forth in the Company's filings with the Securities and Exchange Commission.

All forward-looking statements included in this release are based upon management's present expectations and the information available at this time. The Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or other factors.

National Vision, Inc.
Pro Forma Condensed Consolidated Statements of Operations (a)
(in thousands – unaudited)

	Three Months Ended		Nine Months Ended

	September 28, 2002	September 29, 2001	September 28, 2002	September 29, 2001

Net sales	$ 61,745	$ 59,741	$ 185,553	$ 180,689
Cost of goods sold	27,387	26,097	82,047	79,989

Gross profit	34,358	33,644	103,506	100,700
Selling, general and admin. expense (b)	32,119	31,440	97,099	90,379

Operating Income	$ 2,239	$ 2,204	$ 6,407	$ 10,321

Capital Expenditures	$ 825	$ 970	$ 2,978	$ 3,270
Depreciation and amortization expense	$ 4,791	$ 4,979	$ 14,612	$ 11,239

EBITDA (c)	$ 7,030	$ 7,183	$ 21,019	$ 21,560

National Vision, Inc.
Condensed Consolidated Balance Sheets
(in thousands)

	(unaudited)

	September 28, 2002	December 29, 2001

Assets:
Cash	$ 6,088	$ 9,846
Accounts receivable, net	2,372	3,939
Inventories	19,680	18,621
Prepaid expenses	1,338	636
Net property and equipment	18,586	24,682
Other assets and deferred costs, net	1,103	1,946
Intangible value of contractual rights (d)	103,566	109,246

	$ 152,733	$ 168,916

Liabilities and Shareholders' Equity:
Accounts payable and accrued expenses	$ 24,747	$ 29,642
Senior subordinated notes	112,562	120,000
Revolving credit facility	-	-
Total shareholders’ equity	15,424	19,274

	$ 152,733	$ 168,916

(a)	Pro-Forma results represent unaudited financial results for the continuing businesses for the periods indicated, and are prior to restructuring and reorganization costs incurred during the bankruptcy proceedings, as well as large non-cash provisions.
(b)	For the nine months ended September 28, 2002, the Company recorded depreciation expense related to fresh start accounting and amortization expense of intangible value of contractual rights, which, in the aggregate, exceeded amounts recorded in the prior nine months by approximately $3.8 million.
(c)	EBITDA represents earnings before interest, taxes, depreciation and amortization expense prior to restructuring and reorganization costs and significant non-cash provisions.
(d)	Intangible value of contractual rights was established upon emergence from bankruptcy. This amount will be amortized on a straight-line basis over a 15-year period.

National Vision, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except per share information)

	Successor

	Three months	Three months
	ended	ended
	September 28, 2002	September 29, 2001

Retail sales, net	$61,075	$59,741
Premium revenue	670	--

Total net sales	61,745	59,741
Cost of goods sold	27,387	26,097

Total gross profit	34,358	33,644
Selling, general & administrative expense	32,119	31,440

Operating income	2,239	2,204
Interest expense, net	3,539	3,673

Loss before taxes and extraordinary item	(1,300)	(1,469)
Income taxes	--	--

Net loss before extraordinary item	(1,300)	(1,469)
Extraordinary item, net of taxes	547	--

Net loss	$(753)	$(1,469)

Basic and diluted loss per share:
Loss before extraordinary item	$(0.26)	$(0.29)
Extraordinary item, net	0.11	--

Net loss per share	$(0.15)	$(0.29)

	Successor		| | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | |	Predecessor

	Nine months	Four months		Five months
	ended	ended		ended
	September 28, 2002	September 29, 2001		June 2, 2001

Retail sales, net	$184,183	$78,347		$120,557
Premium revenue	1,370	--		--

Total net sales	185,553	78,347		120,557
Cost of goods sold	82,047	34,392		54,761

Total gross profit	103,506	43,955		65,796
Selling, general & administrative expense	97,099	41,378		64,977

Operating income	6,407	2,577		819
Interest expense, net	10,683	4,782		1,150

Loss before reorganization expense & taxes	(4,276)	(2,205)		(331)
Reorganization items and fresh-start adjustments	--	--		(96,473)

Earnings / (loss) before taxes and extraordinary
items	(4,276)	(2,205)		96,142
Income taxes	--	--		--

Net earnings / (loss) before extraordinary items	(4,276)	(2,205)		96,142
Extraordinary items, net of tax	547	--		17,182

Net earnings / (loss)	$(3,729)	$(2,205)		$113,324

Basic and diluted earnings / (loss) per share:
Earnings / (loss) before extraordinary items	$(0.86)	$(0.44)		$4.54
Extraordinary items, net	0.11	--		0.81

Net earnings / (loss) per share	$(0.75)	$(0.44)		$5.35

National Vision, Inc.
Condensed Consolidated Statement of Operations
Reconciliation of Pro Forma Information with Historical Consolidated Statements of Operations

	Nine Months Ending
	September 29, 2001

	As Reported (A)	Adjustments (C)	Pro Forma

Net sales	$198,904	$18,215	$180,689
Cost of goods sold	89,153	9,164	79,989

Gross profit	109,751	9,051	100,700
Less selling, general & administrative	106,355	13,076	93,279
Addback non-cash provision (B)	3,900	1,000	2,900

Operating income (D)	7,296	(3,025)	10,321
Add back depreciation and
amortization	11,323	84	11,239

EBITDA prior to significant provisions	$18,619	$(2,941)	$21,560

(A)	- Represents the combination of the Predecessor Company’s financial results for the five months ended June 2, 2001, and the Successor Company’s financial results for the four months ending September 29, 2001. No pro forma results are presented for the three-month periods ended September 29, 2001 or September 28, 2002, as these periods did not include the freestanding operations or any restructuring expenses.
(B)	- Represents the significant non-cash change incurred for uncollectible accounts receivable of the Predecessor Company, of which $2.9 million related to ongoing host operations.
(C)	- Represents the results of the freestanding operations that were either sold or closed during the restructuring of the Company.
(D)	- For purposes of this pro forma presentation, Operating income excludes significant non-cash provisions, as well as costs associated with the bankruptcy, reorganization and restructuring of the Company.